Exhibit 99.1

New Gold Announces Completion of Sale of Mesquite Mine

(All figures are in US dollars unless otherwise indicated)

TORONTO, Oct. 30, 2018 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) today announces that it has completed the previously announced sale of the Mesquite Mine located in California to Equinox Gold Corp.  for gross proceeds of $158 million, subject to certain post-closing adjustments. The transaction strengthens the Company's liquidity position and enhances its financial flexibility.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of three producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

View original content:http://www.prnewswire.com/news-releases/new-gold-announces-completion-of-sale-of-mesquite-mine-300740856.html

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2018/30/c1466.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: anne.day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, TF: 1-888-315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:46e 30-OCT-18